LAURA ANTHONY, ESQ.	WWW.ALCLAW.COM
CRAIG D. LINDER, ESQ.*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ.**

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JESSICA HAGGARD, ESQ. ****
christopher t. hines *****
PETER P. LINDLEY, ESQ., CPA, MBA
JOHN LOWY, ESQ.*****
STUART REED, ESQ.
LAZARUS ROTHSTEIN, ESQ.
SVETLANA ROVENSKAYA, ESQ.******
HARRIS TULCHIN, ESQ. *******

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September 4, 2024

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc.
Amendment No. 18 to Registration Statement on Form S-1
Filed on July 12, 2024
File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 20 (“Amendment No. 20”) to the above-referenced Registration Statement on Form S-1. Amendment No. 20 is marked to show changes made from Amendment No. 18 filed on July 12, 2024. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated August 7, 2024. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 18 to Registration Statement on Form S-1

Cover Page

1.	Comment: We note the incomplete sentence on your Cover Page starting with “[t]here is no assurance that our listing application.” Please revise and ensure the Prospectus Cover Page states whether your offering is contingent upon final approval of your Nasdaq listing and that the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, we have revised the Prospectus Cover Page of Amendment No. 20 to disclose that the offering is contingent upon final approval of our Nasdaq listing which is consistent with our underwriting agreement.

Description of Business

Preclinical results leading to encouraging of JOTROL possibly being a treatment for PD, page 110

2.	Comment: We note your disclosure on page 110 stating that you used a model of PD that “mimics many aspects of the disease” appears to conflict with your disclosure on the same page stating “the MTPT columns are mice induced to have Parkinson’s Disease.” Please revise or otherwise advise.

Response: In response to the Staff’s comment, we have revised the conflicting disclosure in Amendment No. 20.

Executive Compensation, page 143

3.	Comment: Please explain why, or revise as necessary, in the table on page 143, there are Option Awards quantified for only two of the six listed named executive officers (NEOs), when in the accompanying footnotes, it appears that each of the six NEOs was granted options during 2023. We also note the Stock Option Grants section on page 150 also does not appear consistent with the information presented in the table on page 143. Finally, regarding the table of Director Compensation on page 156, there are also no Option Awards quantified therein, when the accompanying footnotes to that table suggest that all four listed directors were granted options during 2023. Please advise or revise.

Response: In response to the Staff’s comment, we have revised the inconsistent disclosure in Amendment No. 20.

If the Staff has any further comments regarding Amendment No. 20 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony, Linder & Cacomanolis, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jenn Do/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Daniel Crawford/U.S. Securities and Exchange Commission
Suzanne Hayes/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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